FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Excel Maritime Carriers Ltd.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a letter to the shareholders of Excel Maritime Carriers Ltd. (the “Company”) regarding the Notice of the Annual Meeting of Shareholders of the Company, the Notice of the Annual Meeting of Shareholders of the Company and the Proxy Statement for the Annual Meeting of Shareholders of the Company. Attached as Exhibit 2 is the Form of Proxy for the Annual Meeting of Shareholders of the Company.

Exhibit 1

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

September 15, 2008

TO THE SHAREHOLDERS OF
EXCEL MARITIME CARRIERS LTD.

    Enclosed is a Notice of the Annual Meeting of Shareholders of Excel Maritime Carriers Ltd. (the “Company”) which will be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 15, 2008, at 11:00 a.m. (Bermuda time).

    At this Annual Meeting of Shareholders (the “Meeting”), shareholders of the Company will consider and vote upon the three proposals set forth in the accompanying proxy statement.  These proposals pertain to the election of directors, the amendment to the Company’s Restated Articles of Incorporation, and the appointment of auditors of the Company.

    You are cordially invited to attend the Meeting in person.  Whether or not you plan to attend the Meeting, please sign, date and return the enclosed proxy as soon as possible in the enclosed self-addressed stamped envelope.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.

    IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED IN THE PROXY STATEMENT.

Very truly yours,

     Gabriel Panayotides
Chairman

EXCEL MARITIME CARRIERS LTD.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
SEPTEMBER 15, 2008

     NOTICE IS HEREBY given that the Annual Meeting (the “Meeting”) of the shareholders of Excel Maritime Carriers Ltd. (the “Company”) will be held on September 15, 2008 at 11:00 a.m. Bermuda time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda for the following purposes, which are more completely set forth in the accompanying proxy statement:

1.	To approve an amendment to the Company’s Restated Articles of Incorporation;

2.	To elect the Board of Directors (9) of the Company being all in the same Class;

3.	To ratify and approve the appointment of the Company’s independent auditors; and

4.	To consider such other matters as may properly come before the Meeting.

The close of business on July 31, 2008, has been set as the record date for the determination of shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

      You are invited to attend and participate.

      IT IS IMPORTANT TO VOTE.  WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS LISTED ABOVE.

      In the event you decide to attend the Meeting, you may revoke your proxy and vote in person.

            By Order of the Directors,

   Deborah L. Paterson
Secretary

August 7, 2008
Hamilton, Bermuda

EXCEL MARITIME CARRIERS LTD.
Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda

----------------------

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 15, 2008

----------------------

INFORMATION CONCERNING SOLICITATION AND VOTING

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Excel Maritime Carriers Ltd., a Liberian corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda on September 15, 2008 at 11:00 a.m. local time (the “Meeting”), or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to receive notice and to vote at the Meeting, on or about August 7, 2008.

The outstanding shares of the Company as of July 31, 2008 (the “Record Date”), consisted of 44,753,900 common shares, par value $ 0.01, of which 44,608,154 are Class A shares (“Class A Shares”) and 145,746 are Class B shares (“Class B Shares”) (together the “Common Shares”).  Each holder of record of the Common Shares at the close of business on the Record Date is entitled to receive notice of the Meeting and to one (1) vote for each Class A Share then held by each holder and one thousand (1,000) votes for each Class B Share then held by each holder.  One-third of the total number of votes shall constitute a quorum at the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.

The Common Shares are listed on the New York Stock Exchange (the “NYSE”) under the symbol “EXM”.

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company’s principal office, Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, a written notice of revocation by a duly exercised proxy bearing a later date, or by attending the Meeting and voting in person.

All Common Shares of the Company represented by valid proxies received pursuant to this solicitation, and not revoked, will be voted at the Meeting.

In the event there are not sufficient votes for approval of any of the matters to be voted upon at the Meeting, the Meeting may be adjourned in order to permit further solicitation of proxies.

The Company will bear the cost of the solicitation of proxies and will reimburse brokerage houses and other custodians, fiduciaries and nominees for their expenses in sending solicitation material to their principals.  In addition to the solicitation of proxies by the use of the mails, proxies may also be solicited by the directors, officers and employees of the Company by telephone, cable and personal interviews.  Directors, officers and employees of the Company who solicit proxies will not receive additional compensation therefor.

PROPOSAL ONE – APPROVAL OF THE AMENDMENT TO
ARTICLE TWELFTH OF THE AMENDED AND RESTATED
ARTICLES OF INCORPORATION

After discussion and due deliberation, the Board of Directors has determined that it is in the Company’s best interests to increase the Company’s maximum allowable number of directors, which is currently restricted to eight, by one seat to a maximum allowable number of nine directors.  Accordingly, the Board of Directors hereby submits to the Company’s shareholders a proposal to approve and adopt an amendment to Article Twelfth of the Amended and Restated Articles of Incorporation that would have the effect of increasing the number of directors of the Company from eight to nine.  The amended Article Twelfth would provide for the same termination date, April 15, 2009, as the current Article Twelfth.

The proposed amendment would delete the existing Article TWELFTH (1) of the Amended and Restated Articles of Incorporation in its entirety and replace it with the following:

“Special Class of Directors.  Notwithstanding any other provision contained herein, pursuant to the Agreement and Plan of Merger dated January 29, 2008, as amended, among the Corporation, Bird Acquisition Corp. and Quintana Maritime Limited (the “Merger Agreement”), and pursuant further to the amendment to this Article TWELFTH that was approved by the shareholders of the Corporation on September 4, 2008, for a period commencing on the Closing Date (as defined in the Merger Agreement) and ending on the first anniversary of such Closing Date (the “Term”), the Board of Directors shall consist of nine (9) members, out of which three (3) will constitute a special class (the “Special Class”).  The directors of the Special Class shall be: (i) Hans J. Mende, (ii) Corbin J. Robertson, III, and (iii) Paul Cornell.  In the event of any vacancy in the Special Class during the Term, such vacancy shall be filled by a designee of a committee (the “Designation Committee”), which shall be composed of the following members: (i) Corbin Robertson, Jr., (ii) Hans J. Mende and (iii) James Nelson, such designee to be subject to the prior written approval of the majority of the remaining members of the Board of Directors, such consent not to be unreasonably withheld or delayed.  In the event of any vacancy in the Designation Committee, the vacancy shall be filled by a resolution of the remaining members of the Designation Committee.  Notwithstanding the provision of Section 2(ii) of Article SIXTH of the Articles of Incorporation of the Corporation, no member of the Special Class may be removed form the office during the Term, by vote of the shareholders or otherwise, unless such removal shall have first been approved by at least two (2) of the members of the Special Class.  The members of the Special Class shall have the same rights and the same fiduciary duties as the other Directors; provided, that the approval of at least two (2) of the members of the Special Class shall be required for the approval by the Board of Directors of any Material Transaction or any Affiliate Transaction.  “Material Transaction” shall mean the entering into of any agreement or series of related agreements involving aggregate consideration payable to or by the Corporation in excess of U.S.$100 million, and “Affiliate Transaction” shall mean the entering into of any transaction that would require disclosure under Item 404 of Regulation S-K promulgated by the United States Securities and Exchange Commission (assuming the Corporation were subject to such disclosure requirement); provided, that, in each case, any transactions involving Oceanaut, Inc. are specifically exempted from such approval by the Special Class.  This Article TWELFTH may be amended during the Term only with (i) the approval of a majority of the members of the board of directors of the Corporation, including the approval of at least two (2) members of the Special Class; and (ii) the affirmative vote of the holders of a majority of the voting power of all outstanding shares of the Corporation.  This Article TWELFTH shall cease to have any effect at the end of the Term and all provisions of this Article TWELFTH shall be automatically null and void upon the expiration of the Term without any further action, whether this Article TWELFTH is repealed or not.”

Required Vote

Approval of Proposal One requires the affirmative vote of a majority of the votes of the holders of Common Shares eligible to attend and vote at the Meeting.  Accordingly, abstentions shall count as votes against Proposal One.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL ONE. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF PROPOSAL ONE UNLESS A CONTRARY VOTE IS INDICATED.

PROPOSAL TWO – ELECTION OF DIRECTORS

The Company currently has eight Directors and, pending approval of Proposal One, will continue forward with nine Directors, all of a single class.  All of the current Directors have been nominated by the Board for re-election at the Meeting.  In addition, the Board has nominated Trevor J. Williams, one of the Company’s former Directors, to fill the seat that would be created if Proposal One were to be approved at the Meeting.  Each nominee Director shall serve until the next duly held general meeting of shareholders and until his successor is duly elected and qualified.

Set forth below is information concerning each nominee for Director.  Each nominee is currently a Director of the Company.

The affirmative vote of a plurality of the votes in the aggregate represented by the Common Shares present and entitled to vote at the Meeting is required to approve the proposal. You are urged to indicate the way you wish to vote on the matter in the space provided.  The form of proxy provides a space for you to withhold your vote for each of the nominees for the Board if you choose to do so.  An abstention will not count towards determining whether this proposal will be adopted.  If no space on the proxy is marked, your shares will be voted by the proxies named therein “FOR” the election of Directors as set forth below.

It is expected that each of these nominees will be able to serve, but if it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees for Directors of the Company is set forth below:

Name	Age	Nominated for Position
Gabriel Panayotides	53	Director
Stamatis Molaris	46	Director
Hans J. Mende	64	Director
Corbin J. Robertson III	37	Director
Frithjof Platou	71	Director
Evangelos Macris	57	Director
Apostolos Kontoyannis	59	Director
Paul Cornell	49	Director
Trevor J. Williams	66	Director

Nominees for Director

Gabriel Panayotides has been a Director of the Company since October 1997 and Chairman of the Board of Directors since February 1998.  From October 1997 until November 1, 2004, he was President and Chief Executive Officer of the Company. He has participated in the ownership and management of ocean going vessels since 1978.  He is also a member of the Greek Committee of Bureau Veritas, an international classification society.  He holds a Bachelors degree from the Piraeus University of Economics.

Stamatis Molaris has been the Chief Executive Officer, President, and a Director of the Company since April 2008.  Prior thereto, Mr. Molaris served as the Chief Executive Officer of Quintana Maritime Limited (“Quintana”) from January 2005 to April 2008, as President of Quintana from May 2005 to April 2008, as Director of Quintana from June 2005 to April 2008, and as Chief Financial Officer and as a director of Stelmar Shipping Ltd., a tanker company, from August 1993 until January 2005.  Prior to that, Mr. Molaris served as an audit manager for Arthur Andersen.

Hans J. Mende has been a Director of the Company since April 2008 and was formerly a director of Quintana.  Mr. Mende also serves as Chairman of the Board of Directors of Alpha Natural Resources, Inc. and is a director of Foundation Coal Holdings, Inc., both of which are coal companies.  He is President and Chief Operating Officer of AMCI International, Inc., a mining and trading company, which is a position he has held since he co-founded AMCI in 1986.  Prior to founding AMCI, Mr. Mende was employed by the Thyssen Group, one of the largest German multinational companies with interests in steel making and general heavy industrial production, in various senior executive positions.  At the time of his departure from Thyssen Group, Mr. Mende was President of its international trading company.

Corbin J. Robertson III has been a Director of the Company since April 2008 and was formerly a director of Quintana.  Mr. Robertson is currently a Principal of Quintana Energy Partners L.P., an energy-focused private equity fund.  Prior to joining Quintana Energy Partners, Mr. Robertson was a Managing Director of Spring Street Partners, a hedge fund focused on undervalued small cap securities, a position he has held since 2002.  Prior to joining Spring Street, Mr. Robertson worked for three years as a Vice President of Sandefer Capital Partners LLC, a private investment partnership focused on energy related investments, and two years as a management consultant for Deloitte and Touche LLP.  Mr. Robertson is also a member of the board of Gulf Atlantic Refining and Marketing L.P., an operator of a refinery and crude and refined products storage terminals and advisory director to Main Street Bank, a regional commercial bank.

Frithjof Platou has been a Director of the Company since July 2005. Mr. Platou is a Norwegian citizen, has broad experience in shipping and project finance, ship broking, ship agency and trading and has served on the boards of directors of several companies in the U.K. and Norway. Since 1984, he has managed his own financial consulting and advisory company, Stoud & Co Limited, specialising in corporate and project finance for the shipping, offshore oil & gas and various other industries. He was head of the shipping and offshore departments at Den Norske Creditbank and Nordic Bank as well as at American Express Bank. Mr. Platou holds a degree in Business Administration from the University of Geneva, speaks and writes fluent Norwegian, English, French and German, has a reasonable knowledge of Spanish and a basic understanding of Japanese.

Evangelos Macris has been a Director of the Company since July 2005. Mr. Macris is a member of the Bar Association of Athens and is the founding partner of Evangelos S. Macris Law Office, a Piraeus-based office specializing in shipping law. He holds a degree in Economics and Political Science from the Pantion University in Athens and a Law Degree from the University of Athens, as well as a post graduate degree in Shipping Law from the University of London, University College.

Apostolos Kontoyannis has been a Director of the Company since July 2005. Mr. Kontoyannis is the Chairman of Investments and Finance Ltd., a financial consultancy firm he founded in 1987 that specializes in financial and structuring issues relating to the Greek maritime industry, with offices in Piraeus and London. Previously, he was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987. Mr. Kontoyannis holds a bachelors degree in Finance and Marketing and an M.B.A. in Finance from Boston University.

Paul J. Cornell has been a Director of the Company since April 2008 and was formerly Chief Financial Officer of Quintana from January 2005 to April 2008.  He also served as the Vice President of Finance for Quintana Minerals Corporation since 1993 and has been employed with Quintana Minerals Corporation since 1988.  Mr. Cornell received his B.B.A. in Accounting from Niagara University in 1981.

Trevor J. Williams served as a Director of the Company from November 1988 to April 2008 and has been principally engaged as President and Director of Consolidated Services Limited, a Bermuda-based firm providing management services to the shipping industry since 1985.

Required Vote

Approval of Proposal Two requires the affirmative vote of a plurality of the votes of those holders of Common Shares attending and voting at the Meeting.  Accordingly, abstentions as to Proposal Two shall not be counted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL TWO. PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS INDICATED.

PROPOSAL THREE – RATIFICATION AND APPROVAL OF THE COMPANY’S INDEPENDENT AUDITOR

The Board hereby submits for ratification and approval by the shareholders at the Meeting Ernst & Young as the Company’s independent registered public accounting firm. The Board has duly appointed Ernst & Young as the Company’s independent registered public accounting firm for the fiscal years ending December 31, 2007 and December 31, 2008.  The affirmative vote of the majority of the votes in the aggregate represented by Common Shares present and entitled to vote at the Meeting is required to approve the proposal.  However, an abstention will not count towards determining whether this proposal will be adopted. If no space on the proxy is marked, your shares will be voted by the proxies named therein “FOR” selection of the above named independent registered public accounting firm.

Ernst & Young have advised the Company that they do not have any direct or indirect financial interest in the Company, nor have they any such interest in connection with the Company during the past three fiscal years.

Required Vote

Approval of Proposal Three requires the affirmative vote of a majority of the votes of those holders of Common Shares attending and voting at the Meeting.  Accordingly, abstentions as to Proposal Three shall not be counted.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF PROPOSAL THREE.  PROXIES RECEIVED BY THE BOARD OF DIRECTORS WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS INDICATED.

OTHER INFORMATION

The Board knows of no business which will be presented for consideration at the Annual Meeting other than that stated in the Notice Meeting.  Should any additional matter come before the Annual Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

            By Order of the Directors,

   Deborah L. Paterson
Secretary

August 7, 2008
Hamilton, Bermuda

Exhibit 2

ANNUAL MEETING OF SHAREHOLDERS OF

EXCEL MARITIME CARRIERS LTD.

September 15, 2008

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓	Please detach along perforated line and mail in the envelope provided.	↓

▄ 20930300000000000000 7					091508

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENEVOLPE. PLEASE MARK YOUR VOTE IN BLUE OR BLANK INK AS SHOWN HERE ☒

2.	PROPOSAL to elect a total of nine Directors, to serve until their respective successors are duly elected and qualified.			1.	PROPOSAL to approve the amendment to Article Twelfth of the Amended and Restated Articles of Incorporation.	FOR	AGAINST	ABSTAIN
						☐	☐	☐

☐	FOR ALL NOMINESS	NOMINEES:		3.	PROPOSAL to ratify and approve the appointment of Ernst & Young as the Company's independent auditors for the fiscal years ending December 31, 2007 and December 31, 2008.
☐	WITHHOLD AUTHORITY FOR ALL NOMINESS	m	Gabriel Panayotides			☐	☐	☐
		m	Stamatis Molaris
☐	FOR ALL EXCEPT (See instructions below)	m	Hans J. Mende
		m	Corbin J. Robertson III
		m	Frithjof Platou
		m	Evangelos Macris
		m	Apostolos Kontoyannis
		m	Paul Cornell
		m	Trevor J. Williams

	INSTRUCTIONS:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder			Date:		Signature of Shareholder		Date:

▄	Note
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.
▄

0 ▄

EXCEL MARITIME CARRIERS LTD.

ANNUAL MEETING OF SHAREHOLDERS

SEPTEMBER 15, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Jason Adkins and Ms. Deborah Paterson as the undersigned's agents and proxies with full power of substitution to vote any and all Common Shares of Excel Maritime Carriers Ltd. held of record by the undersigned on July 31, 2008 at the Annual Meeting of Shareholders of said Company to be held on September 15, 2008 at 11:00 a.m., local time, at Par La Ville Place, 14 Par-La-Ville Road, Hamilton, HM JX, Bermuda, or any adjournment or postponement thereof, as specified on the reverse hereof.

THIS PROXY WHEN PROPERLY EXECUTED AND RETURNED IN A TIMELY MANNER WILL BE VOTED AT THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF IN THE MANNER DIRECTED HEREIN. WITH RESPECT TO PROPOSAL ONE AND PROPOSAL THREE, THIS PROXY WILL BE VOTED FOR EACH SAID PROPOSAL UNLESS A CONTRARY VOTE IS INDICATED. WITH RESPECT TO PROPOSAL TWO, UNLESS OTHERWISE MARKED, THIS PROXY WILL BE VOTED FOR THE ALL OF THE NOMINEES.

(Continued to be signed and dated on reverse side).

▄	14475

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

By: /s/Stamatis Molaris
Stamatis Molaris Chief Executive Officer

Dated: August 8, 2008

SK 02545 0001 908976